Exhibit 99.B(h)(xxxvii)

Baillie Gifford Overseas Limited Registered Office: Calton Square, 1 Greenside Row, Edinburgh EH1 3AN Tel. + 44 (0)131 275 2000 Fax 44 + (0)131 275 3999 www.bailliegifford.com

Baillie Gifford Funds c/o Baillie Gifford Overseas Limited Calton Square 1 Greenside Row Edinburgh, Scotland United Kingdom EH1 3AN	September 19, 2017

Re:                             Expense Limitation Agreement

The Positive Change Equity Fund, the International Concentrated Growth Fund and the Global Select Equity Fund (the “Funds”), each a series of the Baillie Gifford Funds (the “Trust”)

Dear Sirs

Baillie Gifford Overseas Limited, a company registered in Scotland with registered number SC084807 and registered as an investment adviser with, and regulated by the Securities and Exchange Commission (the “Manager”) acts as the manager of each of the Funds.

This letter is to inform you that the Manager has agreed to an expense limitation undertaking with respect to each of the Funds. This expense limitation undertaking is not intended to precipitate any alteration or reduction in the services provided by the Manager to the Funds.

For the period September 27th, 2017 until April 30th, 2019 (and any subsequent periods as may be designated by the Manager by written notice to the Trust), the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the Fees and Expenses to the extent that total annual operating expenses attributable to the share classes of the Funds as set out below, exclusive of interest, taxes and extraordinary expenses, exceed the following annual rates (based on the average daily net assets of the Funds):

The Positive Change Equity Fund

Class K	0.65%
Institutional Class	0.80%

Registered in Scotland: No 84807. ARBN No 118567178
Authorised and regulated by the Financial Conduct Authority.

The International Concentrated Growth Fund

Class K	0.72%
Institutional Class	0.87%

The Global Select Equity Fund

Class K	0.65%
Institutional Class	0.80%

For purposes of determining the financial obligation of the Manager under this Expense Limitation Agreement, the expenses of each Fund shall not reflect the application of custodial, transfer agency or other credits or expense offset arrangements that may reduce each Fund’s expenses.  Annualized figures will be used to calculate each Fund’s expenses and the level of waiver/reimbursement where the expense limitation undertaking either begins or expires in the middle of each Fund’s fiscal year.

This Expense Limitation Agreement may be terminated by the Trust at any time upon a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” for the purposes of the Investment Company Act of 1940, as amended. This Expense Limitation Agreement may not be terminated by the Manager.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-1A with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Dickson Jackson
Name:	Dickson Jackson
Title:	Director, Baillie Gifford Overseas Limited

ACCEPTED AND AGREED TO:

BAILLIE GIFFORD FUNDS, on behalf of its series, the Positive Change Equity Fund, the International Concentrated Growth Fund and the Global Select Equity Fund

By:	/s/ Julie Paul
Name:	Julie Paul
Title:	Vice President, Baillie Gifford Funds